Filed by CC Neuberger Principal Holdings II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vector Holding, LLC

On December 21, 2021, Griffey Global Holdings, Inc. ("Getty Images") set the following communication to unitholders of Griffey Investors, L.P. and stockholders of Getty Images:

Dear unitholders of Griffey Investors, L.P. and stockholders of Griffey Global Holdings, Inc.,

As announced on December 10, Getty Images has entered into a definitive agreement for a business combination with CC Neuberger Principal Holdings II, a publicly traded special purpose acquisition company, or SPAC. Upon closing of the transaction, Getty Images Holdings Inc., a newly formed parent entity of Getty Images, will become a publicly traded company, and it is expected that its common stock will be listed on the New York Stock Exchange under the symbol “GETY.” Over the next several months, we will need to go through the necessary filings and approvals.

The following is a brief summary of information regarding Getty Images expected combination with CC Neuberger Principal Holdings II (the “Transaction”) in a question and answer format. This summary does not contain a complete statement of all provisions of the Transaction or the related Business Combination Agreement (the “BCA”). It is qualified in its entirety by the more detailed information appearing in the BCA. Capitalized terms not otherwise defined here shall have the meanings set forth in the BCA. These questions and answers do not address all the questions that may be important to you. For a more complete description of the legal and other terms of the BCA, please read carefully the Form S-4 Registration Statement that will be filed with the U.S. Securities and Exchange Commission, as well as the BCA itself.

Attached is a statement of your current holdings. As we get closer to the closing of the transaction (the “Closing”), we’ll update you with further information as we’re still working through several details.

If you have any additional questions about the SPAC process, or are directly contacted by the media, analysts, or investors, please contact investorrelations@gettyimages.com.

Thank you,

Kjelti Kellough

Getty Images Journey to Public Market – What You Need to Know

Getty Images has entered into a definitive agreement for a business combination with CC Neuberger Principal Holdings II, a publicly traded special purpose acquisition company, or SPAC. Upon closing of the transaction, Getty Images Holdings, Inc., a newly formed parent entity of Getty Images, will become a publicly traded company, and it is expected that its common stock will be listed on the New York Stock Exchange under the symbol “GETY.”

What is a SPAC transaction?

A special purpose acquisition company (“SPAC”) transaction is an alternative process to an initial public offering (“IPO”) to bring companies to public markets. A SPAC exists only to execute a business combination with another company. It is a shell company with cash in trust and no business model of its own. This is sometimes called a “reverse merger,” since the company which makes the purchase (the SPAC) takes on the business and identity of the company it buys (the private company). Unlike in a traditional IPO where the operating company goes public by selling new shares to public investors, in a SPAC transaction, the SPAC company goes public prior to finding an operating business and later once an operating company agrees to a business combination, the SPAC seeks to acquire the operating business into the already public entity.

Why did Getty Images decide to merge with a SPAC?

For Getty Images going public via SPAC instead of via a traditional IPO was attractive for several reasons, including efficiency and access to capital. In CC Neuberger Principal Holdings II we found a partner capable of providing us with a path to public markets based on their committed capital and long-term belief in our business. The proceeds from the transaction will be used to pay down debt and conservatively capitalize the company’s balance sheet for the future.

When will Getty Images be a public company?

We anticipate that the transaction will be complete in the first half of 2022.

Who is CC Neuberger Principal Holdings II?

CC Neuberger Principal Holdings II is a special purpose acquisition company formed by investors from CC Capital and Neuberger Berman to establish a long-term partnership with a high-quality business that is committed to innovation and sustainable growth.

What does this mean in terms of my Units of Griffey Investors, L.P.?

Immediately prior to the Closing of the Transaction, Griffey Investors, L.P. will be dissolved and the stock of Getty Images’ holding company, Griffey Global Holdings, Inc., held by Griffey Investors, L.P. will be distributed directly to the former unitholders. As a result of the Transaction, the former unitholders Griffey Investors, L.P. will exchange their shares of Griffey Global Holdings, Inc. for the stock of the public entity, Getty Images Holdings, Inc. Further details as to the exchange ratio will be provided in coming weeks. Following the Closing, the former unitholders of Griffey Investors, L.P. will be subject to a “lock-up” period following the Closing during which time they will not be able to sell the shares of Getty Images Holdings, Inc. that they receive at Closing. Such lock-up periods are typical in these transactions.

What does this mean in terms of my stock of Griffey Global Holdings, Inc.?

As a result of the Transaction, the stockholders of Getty Images will exchange their shares of Griffey Global Holdings, Inc. for the stock of the public entity, Getty Images Holdings, Inc. Further details as to the exchange ratio will be provided in coming weeks. Following the Closing, the former stockholders of Getty Images will be subject to a “lock-up” period following the Closing and they will not be able to shares of Getty Images Holdings, Inc. that they receive at closing. Such lock-up periods are typical in these transactions.

Will the Getty Family and Koch continue to invest in Getty Images?

The Getty Family and Koch Equity Development LLC (“KED”) remain invested in and committed to the business.

Who will be on the Board of Directors?

Representatives from CC Neuberger Principal Holdings II will join the board of directors of the combined company, joining representatives from the Getty Family and KED and a number of independent directors. Mark Getty will continue as Chairman of the Board.

* * * * *

Additional Information about the Transactions and Where to Find It

In connection with the business combination (the “Business Combination”) between Griffey Global Holdings, Inc. (“Getty Images“), CC Neuberger Principal Holdings II (“CCNB”), Vector Holding, LLC (“New CCNB”) and the other parties to the Business Combination Agreement, dated December 9, 2021 (the

“Business Combination Agreement”), New CCNB intends to file a registration statement on Form S-4 (as may be amended from time to time, the“Registration Statement”) that includes a preliminary proxy statement and a preliminary prospectus of New CCNB, and after the Registration Statement is declared effective, New CCNB will mail a definitive proxy statement/prospectus relating to the Business Combination to CCNB’s shareholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the Securities and Exchange Commission (“SEC”), will contain important information about the Business Combination and the other matters to be voted upon at a meeting of CCNB’s shareholders to be held to approve the Business Combination (and related matters). This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. New CCNB and CCNB may also file other documents regarding this Business Combination with the SEC regarding the Business Combination. CCNB shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about New CCNB, CCNB, Getty Images and the Business Combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to CCNB shareholders as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC by CCNB through the website maintained by the SEC at www.sec.gov, or by directing a request to CC Neuberger Principal Holdings II, 200 Park Avenue, 58th Floor, New York, New York 10166.

Participants in the Solicitation

CCNB, Getty Images and their respective directors and officers may be deemed participants in the solicitation of proxies of CCNB shareholders in connection with the Business Combination. CCNB shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of CCNB and a description of their interests in CCNB is contained in CCNB’s final prospectus related to its initial public offering, dated July 30 2020 and in CCNB’s and New CCNB’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CCNB shareholders in connection with the Business Combination and other matters to be voted upon at the Shareholder Meeting will be set forth in the Registration Statement for the Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination will be included in the Registration Statement that CCNB intends to file with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning CCNB’s or Getty Images’ possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business Combination will generate returns for shareholders. These forward-looking statements are based on CCNB’s or Getty Images’ management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Getty Images‘ or CCNB‘s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (b) the outcome of any legal proceedings that may be instituted against CCNB, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of CCNB, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (d) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the Business Combination; (f) the inability to complete the private placement transactions contemplated by the Business Combination Agreement and related agreements and the transactions contemplated by the forward purchase agreement or backstop agreement or close the sale of the forward purchase securities or backstop securities, as applicable; (g) the risk that the Business Combination disrupts current plans and operations of Getty Images or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (h) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the Business Combination; (j) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s statement on accounting and reporting considerations for warrants in special purpose acquisition companies) which could result in the need for CCNB to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of CCNB‘s securities and the attractiveness of the Business Combination to investors; (k) the possibility that Getty Images may be adversely affected by other economic, business, and/or competitive factors; (l) Getty Images’ estimates of expenses and profitability and (m) other risks and uncertainties indicated from time to time in the final prospectus of CCNB, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by CCNB. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Getty Images and CCNB assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Getty Images nor CCNB gives any assurance that either Getty Images or CCNB will achieve its expectations.

Disclaimer

This communication relates to a proposed business combination between Getty Images and CCNB. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

On December 21, 2021, Griffey Global Holdings, Inc. ("Getty Images") sent the following communication to non-employee stockholders and non-employee optionholders of Getty Images:

Dear Equity holder,

As announced on December 10, Getty Images has entered into a definitive agreement for a business combination with CC Neuberger Principal Holdings II, a publicly traded special purpose acquisition company, or SPAC. Upon closing of the transaction, Getty Images Holdings Inc., a newly formed parent company of Getty Images, will become a publicly traded company, and it is expected that its common stock will be listed on the New York Stock Exchange under the symbol "GETY." Over the next several months, we will need to go through the necessary filings and approvals.

The following is a brief summary of information regarding Getty Images’ expected merger with CC Neuberger Principal Holdings II (the “Transaction”) in a question and answer format. This summary does not contain a complete statement of all provisions of the Transaction or the related Business Combination Agreement (the “BCA”). It is qualified in its entirety by the more detailed information appearing in the BCA. Capitalized terms not otherwise defined here shall have the meanings set forth in the BCA. These questions and answers do not address all the questions that may be important to you. For a more complete description of the legal and other terms of the BCA, please read carefully the Form S-4 Registration Statement that will be filed with the U.S. Securities and Exchange Commission, as well as the BCA itself, which has already been filed by CCNB.

Attached is a statement of your current holdings. As we get closer to the closing of the transaction (the “Closing”), we’ll update you with further information as we’re still working through several details.

If you have any additional questions about the SPAC process, or are directly contacted by the media, analysts, or investors, please contact investorrelations@gettyimages.com.

Thank you,

Kjelti Kellough

Getty Images Journey to Public Market – What You Need to Know

Getty Images has entered into a definitive agreement for a business combination with CC Neuberger Principal Holdings II (“CCNB”), a publicly traded special purpose acquisition company, or SPAC. Upon closing of the transaction, Getty Images will become a publicly traded company, and it is expected that its common stock will be listed on the New York Stock Exchange under the symbol "GETY".

What is a SPAC transaction?

A special purpose acquisition company (“SPAC”) transaction is an alternative process to an initial public offering (“IPO”) to bring companies to public markets. A SPAC exists only to execute a business combination with another company. It is a shell company with cash in trust and no business model of its own. This is sometimes called a “reverse merger,” since the company which makes the purchase (the SPAC) takes on the business and identity of the company it buys (the private company). Unlike in a traditional IPO where the operating company goes public by selling new shares to public investors, in a SPAC transaction, the SPAC company goes public prior to finding an operating business and later once an operating company agrees to a business combination, the SPAC seeks to acquire the operating business into the already public entity.

Why did Getty Images decide to merge with a SPAC?

For Getty Images going public via SPAC instead of via a traditional IPO was attractive for several reasons, including efficiency and access to capital. In CCNB we found a partner capable of providing us with a path to public markets based on their committed capital and long-term belief in our business. The proceeds from the transaction will be used to pay down debt and conservatively capitalize the company’s balance sheet for the future.

When will Getty Images be a public company?

We anticipate that the transaction will be complete in the first half of 2022.

Who is CC Neuberger Principal Holdings II?

CCNB is a special purpose acquisition company formed by investors from CC Capital and Neuberger Berman to establish a long-term partnership with a high-quality business that is committed to innovation and sustainable growth.

What does this mean in terms of my shares and options of the company?

When the Transaction is approved, which is expected in the first half of 2022, you will be a shareholder / optionholder of a publicly traded company. Your shares will become shares of, and your options (whether vested or unvested) will become options to purchase shares of, Getty Images Holdings, Inc., the combined, publicly traded company that results from the SPAC merger. Further details will be provided over the next several weeks. For now, there is no impact on the structure of your equity.

What does a SPAC transaction mean for those with stock options in the company?

Individuals with vested options remain able to exercise vested options (and unvested options will continue to vest as per the option agreement). At the Closing, existing unexercised Getty Images stock options will be exchanged for options of the public company (as described further below). Following Closing, the options will be exercisable for shares in the public company. At this time, we are still working through details and don’t yet have all the answers, however, we know that shareholders / optionholders (if they exercise their options for shares of the public company, Getty Images Holdings, Inc.) will be subject to a “lock-up” period following the Closing during which they will not be able to sell the shares they received at Closing or shares issued in exchange for their for options. Such lock-up periods are typical in these transactions.

How do I confirm my option holdings and exercise them?

Please see attached personal statement.

Will my unvested options accelerate as a result of this transaction?

We do not expect that this transaction will trigger the acceleration of vesting provisions of the option agreements. We will confirm as we near the Closing and, if this assessment changes, provide further details to any impacted optionholders.

If I have stock in Getty Images, when can I sell?

If they wish to sell, optionholders must first exercise their vested options in order to convert them to shares. As already mentioned, there will be a “lock-up” period post-Closing preventing the sale of the shares of Getty Images Holdings, Inc. resulting from exercise of options during the “lock-up” period.

Does going public via a SPAC vs. a traditional IPO impact my ability to exercise my options?

No, options, including when they are exercisable, will continue to be governed by the Getty Images equity incentive plans and the applicable award agreement. Both of these approaches to becoming publicly traded will result in the ability to trade shares purchased upon exercise of an option on the open market, subject to the “lock-up” referenced in the prior FAQ typical rules on trading.

Are the shares of Getty Images common stock that I receive pursuant to the Transaction being registered with the Securities and Exchange Commission?

Yes. The shares of common stock of Getty Images Holdings, Inc. (the newly formed public company) that the stockholders of Getty Images receive pursuant to the Transaction will be issued pursuant to a registration statement on Form S-4 filed in accordance with the Securities Act of 1933, as amended (the “Securities Act”), with the Securities and Exchange Commission (the “SEC”). Prior to the Closing, the Form S-4 shall have become effective.

What are the current rights of Getty Images stockholders?

The rights of Getty Images stockholders are currently governed by the Griffey Global Holdings, Inc. certificate of incorporation, bylaws and the Delaware General Corporation Law. Getty Images stockholders that receive shares of common stock of Getty Images Holdings, Inc. will become stockholders of Getty Images Holdings, Inc. (the public entity) upon completion of the Transaction. Thereafter, their rights will be governed by the Getty Images Holdings, Inc. certificate of incorporation, bylaws and the Delaware General Corporation Law.

Are there any regulatory filings or approvals required to complete the Transaction?

Prior to the Closing, the registration statement on Form S-4 shall be declared effective under the Securities Act by the SEC and shall not be the subject of any stop order, and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn. In addition, prior to the Closing, the waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and any other applicable antitrust laws shall have expired or early termination shall have been granted.

Who can I reach out to for questions on my equity?

We will be sharing more details, as well as robust FAQs, closer to the transaction completing.

What should I do if someone contacts me about the Transaction?

Politely tell the individual that you are not authorized to speak about the Transaction and that all media inquiries are being handled by Getty Images’ Investor Relations team, who can be reached at investorrelations@gettyimages.com and all legal queries can be sent to legal@gettyimages.com. It is important that you do not act as a spokesperson for Getty Images. Please keep in mind that individuals may attribute to you and to Getty Images anything you say, so it is important not to answer any questions regarding the transaction.

Can I exercise my options now?

You are entitled to exercise your vested options at any time in accordance with the plan and applicable award agreement (subject to any administrative blackout periods). You cannot exercise any of your unvested stock options until they vest. Before exercising, you should consider the tax cost to you of exercise and that our current process does not support cashless exercise transactions. This means that in order to exercise at this time you will need to pay an amount equal to the strike price times the number of options that you are exercising plus withholding taxes, to exercise your options.

In addition, there are certain risks inherent in investment decisions including, but not limited to: the risk that the transaction is not completed and Getty Images remains a privately held company which means you would own stock that has no liquidity; the risk that the share value declines; the risk that the transaction is delayed; and the risk of unforeseen regulatory or other issues that could impact the value of the transaction or your investment.

For a more complete description of the legal and other terms of the BCA, please read carefully the Form S-4 Registration Statement that will be filed with the U.S. Securities and Exchange Commission, as well as the BCA itself. You should always consult your own financial and tax advisors in advance of any transaction so that you understand the financial and personal tax implications of an exercise.

Will I be advantaged/disadvantaged by waiting to exercise?

Determining when to exercise your options is a personal decision and there are inherent risks in stock transactions and ownership, examples of which are detailed above and of which you should be aware. In addition, there are terms of the Business Combination Agreement that impact shareholders and option holders differently. For example, if you are a Getty Images shareholder as of the Closing, you will participate as of right pro rata with other Getty Images shareholders in the distribution of Earn-Out shares as and when the vesting conditions of those Earn-Out shares are met, whereas if you are an optionholder, you will have no such right. While a portion of the Earn-out shares will be set aside for the benefit of those optionholders who are employees as at the Closing, it is anticipated that, in order to benefit, you will also have to be an employee on the date that the Earn-out shares vest. If you are an optionholder who is a former employee, you will accordingly have to exercise your vested options in advance of the Closing in order to become a Getty Images shareholder as of the Closing and thereby secure your entitlement to your pro rata share of the Earn-out shares as and when they vest. We strongly encourage you to seek input from your personal financial advisor in deciding when and whether to exercise your options.

What are the Tax consequences of the transaction to US Stock and Option holders?

The Transaction will have no tax consequences to option holders (although there will be tax consequences to exercising your options). However, for stockholders, the tax consequences of the Transaction are complex and we recommend that you seek advice from your personal financial and tax advisor, as well as review the more detailed description of the tax consequences of the Transaction that will be included in the Form S-4 to be filed with the SEC in the upcoming weeks. You will be able to obtain free copies of the proxy statement/prospectus included in the Form S-4 and all other relevant documents filed or that will be filed with the SEC by CCNB through the website maintained by the SEC at www.sec.gov.

Am I going to lose any value?

The SPAC transaction will provide liquidity for shares you hold (from exercise of a vested option or otherwise). Once public, the stock price will be determined in the open market and will reflect the performance of our business.

Will I be asked to vote on the transaction?

No. CCNB will prepare a proxy statement that will be sent to its shareholders in connection with its special meeting approving the transaction. The consent of the necessary stockholders of Getty Images to the Transaction has already been received.

Will the Getty Family and Koch continue to invest in Getty Images?

The Getty Family and Koch Equity Development LLC (“KED”) remain invested in and committed to the business.

Who will be on the Board of Directors?

A representative from CCNB will join the board of directors of the combined company, joining representatives from the Getty Family and KED and a number of independent directors. Mark Getty will continue as Chairman of the Board.

Additional Information about the Transactions and Where to Find It

In connection with the business combination (the “Business Combination”) between Griffey Global Holdings, Inc. (“Getty Images“), CC Neuberger Principal Holdings II (“CCNB”), Vector Holding, LLC (“New CCNB”) and the other parties to the Business Combination Agreement, dated December 9, 2021 (the

“Business Combination Agreement”), New CCNB intends to file a registration statement on Form S-4 (as may be amended from time to time, the“Registration Statement”) that includes a preliminary proxy statement and a preliminary prospectus of New CCNB, and after the Registration Statement is declared effective, New CCNB will mail a definitive proxy statement/prospectus relating to the Business Combination to CCNB’s shareholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/prospectus contained therein, when it is declared effective by the Securities and Exchange Commission (“SEC”), will contain important information about the Business Combination and the other matters to be voted upon at a meeting of CCNB’s shareholders to be held to approve the Business Combination (and related matters). This communication does not contain all the information that should be considered concerning the Business Combination and other matters and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. New CCNB and CCNB may also file other documents regarding this Business Combination with the SEC regarding the Business Combination. CCNB shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and other documents filed in connection with the Business Combination, as these materials will contain important information about New CCNB, CCNB, Getty Images and the Business Combination.

When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to CCNB shareholders as of a record date to be established for voting on the Business Combination. Shareholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed or that will be filed with the SEC by CCNB through the website maintained by the SEC at www.sec.gov, or by directing a request to CC Neuberger Principal Holdings II, 200 Park Avenue, 58th Floor, New York, New York 10166.

Participants in the Solicitation

CCNB, Getty Images and their respective directors and officers may be deemed participants in the solicitation of proxies of CCNB shareholders in connection with the Business Combination. CCNB shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of CCNB and a description of their interests in CCNB is contained in CCNB’s final prospectus related to its initial public offering, dated July 30 2020 and in CCNB’s and New CCNB’s subsequent filings with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to CCNB shareholders in connection with the Business Combination and other matters to be voted upon at the Shareholder Meeting will be set forth in the Registration Statement for the Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination will be included in the Registration Statement that CCNB intends to file with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning CCNB’s or Getty Images’ possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business Combination will generate returns for shareholders. These forward-looking statements are based on CCNB’s or Getty Images’ management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Getty Images‘ or CCNB‘s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (b) the outcome of any legal proceedings that may be instituted against CCNB, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (c) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of CCNB, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (d) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (e) the ability to meet the applicable stock exchange listing standards following the consummation of the Business Combination; (f) the inability to complete the private placement transactions contemplated by the Business Combination Agreement and related agreements and the transactions contemplated by the forward purchase agreement or backstop agreement or close the sale of the forward purchase securities or backstop securities, as applicable; (g) the risk that the Business Combination disrupts current plans and operations of Getty Images or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (h) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (i) costs related to the Business Combination; (j) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s statement on accounting and reporting considerations for warrants in special purpose acquisition companies) which could result in the need for CCNB to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of CCNB‘s securities and the attractiveness of the Business Combination to investors; (k) the possibility that Getty Images may be adversely affected by other economic, business, and/or competitive factors; (l) Getty Images’ estimates of expenses and profitability and (m) other risks and uncertainties indicated from time to time in the final prospectus of CCNB, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by CCNB. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Getty Images and CCNB assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Getty Images nor CCNB gives any assurance that either Getty Images or CCNB will achieve its expectations.

Disclaimer

This communication relates to a proposed business combination between Getty Images and CCNB. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.